                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
                               601 Congress Street
                              Boston, MA 02210-2805

February 4, 2008 - Submitted Electronically Via EDGAR

Alison T. White, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

Rebecca A. Marquigny, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

Re: JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H INITIAL REGISTRATION STATEMENTS ON FORM N-4:

     Venture Opportunity A Share Variable Annuity ("Venture Opportunity A") - File nos. 333-146591 and 811-04113 (accession number 0000950135-07-006092), and Venture Opportunity B Share Variable Annuity ("Venture Opportunity B")
     - File nos. 333-146698 and 811-04113 (accession number
     0000950135-07-006142)

     JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A INITIAL REGISTRATION STATEMENTS ON FORM N-4

     Venture Opportunity A Share Variable Annuity ("Venture Opportunity A") - File nos. 333-146590 and 811-06584 (accession number 0000950135-07-006091), and Venture Opportunity B Share Variable Annuity ("Venture Opportunity B")
     - File nos. 333-146699 and 811-06584 (accession number
     0000950135-07-006143)

     EACH AS FILED WITH THE COMMISSION ON OCTOBER 10, 2007 (VENTURE OPPORTUNITY
     A) AND OCTOBER 15, 2007 (VENTURE OPPORTUNITY B)

Dear Ms. White and Ms. Marquigny:

This letter is in response to the comments Ms. Marquigny provided by telephone on January 15, 2008, for the captioned Registration Statements. We respond in the order of the comments, as summarized below. Except where otherwise stated, our responses apply to both Venture Opportunity A and Venture Opportunity B. Again except where otherwise stated, we underline specific examples of prospectus text revisions for staff review only and not in the final text.

Unless otherwise indicated in a particular response, "Venture Opportunity" is used to refer herein to both contracts, and to both the John Hancock Life Insurance Company (U.S.A.) and the John Hancock Life Insurance Company of New York products.

COMMENT 1. General

Please change the EDGAR Class Identifier to reflect the products' name changes to Venture Opportunity A Share and Venture Opportunity B Share.

RESPONSE 1. The Class Identifiers have been changed.

COMMENT 2. Glossary

The Glossary should contain all terms identified in original comments 2 and 3. Alternatively, if a term is identified by a cross-reference, also identify the page number.

RESPONSE 2. When we have not defined a term in the Glossary, we have identified it by a cross-reference to a specific page number.

COMMENT 3. Please move the definitions of "Step-up," "Step-up Date" and "Reset" to the Glossary.

RESPONSE 3. We have moved these definitions up to the Glossary from the "Income Plus for Life Series Guaranteed Withdrawal Benefit Rider Definitions" section, and have removed the cross-references in the text. For easier reference, we are repeating the definitions of these terms in the latter section as well.

COMMENT 4. Please modify your descriptions of "Settlement Phase" to provide the reader with a succinct (one sentence) description. This may be inserted either in the Glossary or as the first sentence of the "Settlement Phase" sections.

RESPONSE 4. The "Settlement Phase" sections have been revised as follows:

     SETTLEMENT PHASE. The Settlement Phase is when we will automatically begin making payments to you, should your Contract Value reduce to zero, subject to the conditions described herein. We automatically make settlement payments during Income Plus for Life's "Settlement Phase." The Settlement Phase begins if the Contract Value reduces to zero at any time during a Contract Year, there were no Excess Withdrawals during that Contract Year and the Benefit Base is still greater than zero at the time. In the event of an Excess Withdrawal, the Income Plus for Life Rider will not enter the Settlement Phase if Contract Value declines to zero during the Contract Year of the Excess Withdrawal.

COMMENT 5. Please clarify your disclosure in regard to the actual value and timing of the "Target Amount Adjustment." Please provide an equation for the Target Amount and state when this amount is computed.


                                       2

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RESPONSE 5. The Target Amount Adjustment sections have been revised as follows:

     TARGET AMOUNT. If you take no withdrawals under your Contract from the Income Plus for Life Rider's effective date until the applicable "Target Date," we will calculate a "Target Amount" and increase the Benefit Base on the Target Date to equal the greater of:

          - the current Benefit Base, as increased by any Lifetime Income Credit or Step-up for the Contract Year ending on the Target Date; or

          -    the Target Amount.

     The "Target Date" is the later of:

          - the 10th Contract Anniversary after the effective date of the Income Plus for Life Rider; or

          - the Contract Anniversary on or next following the date the Covered Person attains age 69.

     The Target Amount is 200% of all Purchase Payments made in the first Contract Year plus 100% of all subsequent Purchase Payments you make prior to the Target Date (subject to our Purchase Payment limits). In no event, however, will we set a Target Amount in excess of the maximum Benefit Base of $5 million.

COMMENT 6. "What Are My Investment Choices?"

The prospectus is still confusing regarding availability of funds on the retail market. You say the investment choices are the same as if you invested in funds directly, but they are not. Please add the following disclosure: (a) except that you cannot invest directly because our investment options are not available; and
(b) the retail versions might have different fees and investment experience, so they are not directly comparable to funds with the same names.

RESPONSE 6. We have removed the statement that caused the confusion in this section, regarding comparability of investments under the Contract to direct mutual fund investments. The paragraph now reads as follows:

     You may invest in any of the Variable Investment Options. Each Variable Investment Option is a Sub-Account of a Separate Account that invests in a corresponding Fund. The Fund prospectus contains a full description of a Fund. The amount you've invested in any Variable Investment Option will increase or decrease based upon the investment performance of the corresponding Fund (reduced by certain charges we deduct - see "III. Fee Tables"). Your Contract Value during the Accumulation Period and the amounts of annuity payments will depend upon the investment performance of the underlying Fund of the Variable Investment Option you select.

COMMENT 7. Fee Tables

7.A. Please move all the notes following each table to the end of the section or, alternatively, to the bottom of each page.

RESPONSE 7.A. Because we have removed the "Fees Deducted from Contract Value" in response to Comment 7.c., the problem has been resolved.

7.B. Please include the maximum charges for riders (1.20%) in the "Periodic Fees and Expenses other than Fund Expenses" table, and change the total to reflect the higher number. The current fee can be shown in a footnote.


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RESPONSE 7.B. We have included the maximum charge in the table and the current charge in a footnote. This is reflected in the table shown below.

7.C. Please delete the "Fees deducted from Contract Value" table completely.

RESPONSE 7.C. Done.

7.D. Please add a footnote that the fees are expressed as a percentage of Separate Account value. You may also add a statement to the note to the effect that, if the values of the Investment Options and Adjusted Benefit Base were not equal, charges could be higher or lower than the percentages shown.

RESPONSE 7.D. We have added footnote 5 to the table, as shown below.

7.E. Please add to note 4 the following disclosure: For purposes of adding or comparing the charges shown in this table, the Adjusted Benefit Base is assumed to be equal to the value of the Variable Investment Options.

RESPONSE 7.E. Done.

               PERIODIC FEES AND EXPENSES OTHER THAN FUND EXPENSES

ANNUAL CONTRACT FEE(1)                         $  30
ANNUAL SEPARATE ACCOUNT EXPENSES(2)
   Mortality and Expense Risks Fee              0.65%
   Daily Administration Fee (asset based)       0.15%
                                               -----
   TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES(2)    0.80%
   (With No Optional Riders Reflected)
OPTIONAL BENEFITS
   Optional Annual Step Death Benefit Fee(2)    0.20%
                                               -----
   TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES(3)    1.00%
   Optional Guaranteed Minimum Withdrawal
      Benefit Rider Fee (maximum) (4)           1.20%
   TOTAL FEES AND EXPENSES OTHER THAN FUND
      EXPENSES(5)                               2.20%


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(1)  The $30 annual Contract fee will not be assessed prior to the Maturity Date if at the time of its assessment the Contract Value is greater than or equal to $50,000.

(2)  A daily charge reflected as a percentage of the Variable Investment
     Options.

(3) Amount shown includes the Mortality and Expense Risks Fee, Daily Administration Fee as well as the optional Annual Step Death Benefit Fee, as applicable.

(4) The current charge for the Income Plus for Life and Income Plus for Life - Joint Life Riders is 0.60%. We reserve the right to increase the charge to a maximum charge of 1.20% if the Benefit Base is Stepped-up to equal the Contract Value. This fee is deducted from the Contract Value. This is an annual charge applied as a percentage of the Adjusted Benefit Base. All of the charges shown, including the Optional Guaranteed Minimum Withdrawal Benefit Rider Fee ("GMWB Fee"), are expressed in this table as a percentage of the Variable Investment Options (the "Separate Account Value"). IN FACT, THE GMWB FEE IS APPLIED IN THE CONTRACT AS A PERCENTAGE OF THE ADJUSTED BENEFIT BASE.

(5) FOR THE PURPOSE OF ADDING AND COMPARING THE CHARGES SHOWN IN THIS TABLE, THE ADJUSTED BENEFIT BASE IS ASSUMED TO BE EQUAL TO THE SEPARATE ACCOUNT VALUE. When the Separate Account Value and the Adjusted Benefit Base are not equal, the GMWB Fee MAY BE A HIGHER OR LOWER percentage of the Separate Account Value than the percentage shown. For more information on increases and reductions in the Benefit Base, see "Features of Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Riders."

COMMENT 8. Underlying Fund Fee Expenses

Only contractual reimbursements that extend beyond one year may be reflected in the expense chart. Notes 4 and 8 in the detailed table refer to reimbursements that do not qualify. Please either bump up the stated number or extend the time period of the reimbursement (you may state the existence of the reimbursement of less than one year in a note).

RESPONSE 8. We have removed the reimbursements from the table and inserted them in the footnotes, as follows:

(4) The Franklin Templeton Founding Allocation Trust is subject to an expense reimbursement of 0.09% as noted under "Management of JHT - Advisory Fee Waivers and Expense Reimbursements." This contractual expense reimbursement will remain in effect until May 1, 2008, but may be terminated by the adviser any time after May 1, 2008. If expenses were reimbursed, expenses reflected in the table would be lower. The Franklin Templeton Founding Allocation Trust currently invests in the Global Trust, the Mutual Shares Trust and the Income Trust. The expenses of each of these funds are set forth in the Fund's prospectus. Had this limit been reflected in the table, the reimbursement percentage of 0.02% would have lowered Net Operating Expenses to 1.11%.

(8) The Adviser has contractually agreed to limit "Other Expenses" for the Global Trust and Mutual Shares Trust as described in the JHT Prospectus. The limit will remain in effect until May 1, 2008. Had this limit been reflected in the table, the reimbursement percentage of 0.02% would have lowered Net Operating Expenses to 1.11%.

COMMENT 9. Distribution of Death Benefits

Your disclosure still is not clear regarding the form of payment if not specified by the beneficiary. What is the default if the contract is continued to the maximum five-year period after the owner dies? The 6th bullet in this section says payment must be made within 5 years - if no choice is made, what happens then? How is payment made?

Also, where beneficiaries are paid through the John Hancock Safe Access Account, please disclose the following:

     - The beneficiary can obtain the entire death benefit proceeds nonetheless.

     -    This is accomplished by cashing one check for the entire amount.


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RESPONSE 9. We have made clarifications in this section as follows:

     Upon request, the death benefit proceeds may be taken in the form of a lump sum. In that case, we will pay death benefit within seven calendar days of the date that we determine the amount of the death benefit, subject to postponement under the same circumstances that payment of withdrawals may be postponed (see "Withdrawals" above). Beneficiaries who opt for a lump sum payout of their portion of the death benefit will receive the funds in a John Hancock Safe Access Account (JHSAA). Similar to a checking account, the JHSAA provides the Beneficiary access to the payout funds via a checkbook, and account funds earn interest at a variable interest rate. The Beneficiary can obtain the remaining death benefit proceeds in a single sum by cashing one check for the entire amount. Note, however, that a JHSAA is not a true checking account as the beneficiary cannot make deposits. It is solely a means of distributing the death benefit, so the beneficiary can only make withdrawals. The JHSAA is part of our general account; it is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the JHSAA.

     If the Beneficiary does not choose a form of payment, or the death benefit payable upon the death of an Owner is not taken, the Contract will continue, subject to the following:

          -    The Beneficiary will become the Owner.

          - We will allocate any excess of the death benefit over the Contract Value to the Owner's Investment Accounts in proportion to their relative values on the date of receipt by us of due proof of the Owner's death.

          -    No additional Purchase Payments may be made.

          -    We will waive withdrawal charges for all future distributions.

          - If the deceased Owner's spouse is the Beneficiary, the surviving spouse continues the Contract as the new Owner. In such a case, the distribution rules applicable when a Contract Owner dies will apply when the spouse, as the Owner, dies. In addition, a death benefit will be paid upon the death of the spouse. For purposes of calculating the death benefit payable upon the death of the spouse (excluding any optional benefits), we will treat the death benefit paid upon the first Owner's death as a Purchase Payment to the Contract. In addition, all payments made and amounts deducted in connection with partial withdrawals prior to the date of the first Owner's death will not be considered in the determination of the spouse's death benefit.

          - If the Beneficiary is not the deceased Owner's spouse, distribution of the Owner's entire interest in the Contract must be made within five years of the Owner's death, or alternatively, distribution may be made as an annuity, under one of the Annuity Options described below, which begins within one year of the Owner's death and is payable over the life of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary (see "Annuity Options" on page ). If distribution is not made within five years and the Beneficiary has not specified one of the above forms of payment, we will distribute a lump sum cash payment of the Beneficiary's portion of the death benefit. Also, if distribution is not made as an annuity, upon the death of the Beneficiary, any remaining death benefit proceeds will be distributed immediately in a single sum cash payment.

COMMENT 10. Full/Partial Surrenders During the Pay-Out Period

Please clarify the calculation showing how we reduce the remaining annuity payments by use of one of the following equations:

     (1 - (B / (C / D)))     OR     (1 - ((B / C) /D))

RESPONSE 10. We have incorporated the second formula into the text discussion, as follows:

     The new number of Annuity Units used to determine future payments after an amount is commuted will equal A x (1 - ((B / C) / D)), where

          A equals the number of Annuity Units used to determine future payments before the commutation;

          B equals the dollar amount requested to be paid out as part of the commutation;

          C equals the present value of all Annuity Units to be paid out if there were no commutation, where the interest rate used to present value the Annuity Units is the assumed interest rate of 3%; and

          D equals the Annuity Unit value on the day of the commutation is executed.

COMMENT 11. Overview of IPFL Series GMWB Riders

You now adequately disclose the difference between rider withdrawals and annuitizing. Please also describe how rider payments affect values upon which annuitization payments will be based. This is an obvious point but one that needs to be said - what is happening to the annuitization value?

RESPONSE 11. In the "Comparison between Guaranteed Withdrawal Benefits and Annuity Payments" section, we have added the following sentence:

     When you take withdrawals:

          -    you will have the flexibility to start and stop withdrawals;

          - you will have the flexibility to choose an amount of your withdrawal that is less than or equal to your Lifetime Income Amount (without reducing your future available Lifetime Income Amount);

          - you will have the ability to surrender your Contract for the cash surrender value (Contract Value minus any applicable charges and premium taxes), if any;

          - you may receive less favorable tax treatment of your withdrawals than annuity payments would provide. See "VIII. Federal Tax Matters" for information on tax considerations related to optional benefit Riders; and

          -    you reduce the Contract Value available for annuitization.

COMMENT 12. Available Model Allocations

The prospectus is still not clear that the models are static. Can the company change the models, either the percentage allocations or the investment options? If so, do contract owners get notified, and can they opt out? What happens?

Also, we do not understand this statement: "You may allocate your entire Contract Value to any one of the Model Allocations we make available to you, as shown below." This was new language - what is it intended to do? Could the models become unavailable? Is this a fluid lineup? If a contract owner is invested in a model and the company wants to discontinue the model, how is that contract owner's investment treated? Is he/she foreclosed from the rider program?

RESPONSE 12. We have added disclosure to this and the preceding section as follows:

     Available Individual Investment Options

     If you purchase a Contract with any of our currently offered guaranteed minimum withdrawal benefit Riders, we restrict the individual Investment Options to which you may allocate your Contract Value. These Investment Options invest in the following Funds:

          -    American Asset Allocation Trust

          -    Franklin Templeton Founding Allocation Trust

          -    Lifestyle Growth Trust

          -    Lifestyle Balanced Trust

          -    Lifestyle Moderate Trust

          -    Lifestyle Conservative Trust

          -    American Fundamental Holdings Trust

          -    Money Market Trust

          -    Core Allocation Plus Trust

     You may allocate your Contract Value to any combination of these Investment Options and you may also use our DCA program from the Money Market or any available DCA Fixed Investment Option in connection with your selected Investment Options.

     WE RESERVE THE RIGHT TO RESTRICT INVESTMENT OPTIONS IN YOUR VARIABLE INVESTMENT ACCOUNT AT ANY time. If we restrict an Investment Option, we will not allow transfers into the restricted Investment Option and you may not allocate Net Purchase Payments to the restricted Investment Option after the date of the restriction. Any amounts you allocated to an Investment Option before we imposed restrictions will not be affected by such restrictions as long as it remains in that Investment Option.

     FOR MORE INFORMATION REGARDING THESE FUNDS, INCLUDING INFORMATION RELATING TO THEIR INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS, AND THE RISKS OF INVESTING IN SUCH FUNDS, PLEASE SEE "IV. GENERAL INFORMATION ABOUT US, THE SEPARATE ACCOUNTS AND THE FUNDS" AS WELL AS THE PROSPECTUS FOR THE APPLICABLE FUNDS. YOU CAN OBTAIN A COPY OF THE FUNDS' PROSPECTUSES BY CONTACTING THE ANNUITIES SERVICE CENTER SHOWN ON THE FIRST PAGE OF THIS PROSPECTUS. YOU SHOULD READ THE FUNDS' PROSPECTUSES CAREFULLY BEFORE INVESTING IN A CORRESPONDING VARIABLE INVESTMENT OPTION.

     Available Model Allocations

     You may allocate your entire Contract Value to any one of the Model Allocations in the table shown below. You may also use our DCA program from any available DCA Fixed Investment Option in connection with your selected Model Allocation. If you select a Model Allocation, you authorize us to rebalance your entire Contract Value on a quarterly basis to the fixed percentages shown in the table for each Investment Option in that Model Allocation. In addition, you may not transfer monies between Investment Options other than to transfer 100% of your Contract Value to another Model Allocation if available or 100% to any one, or any combination of, the available individual Investment Options.

     None of the Model Allocations is a fund-of-funds. We do not actively manage any Model Allocation. Once you invest in a Model Allocation, we will not change the allocation percentages (except to rebalance) or component Funds based on changes in investment strategy, market conditions or expectations of future performance. Because a Model Allocation does not change, you should periodically consult with your financial advisor to ensure that your selected Model Allocation continues to be appropriate for your needs and circumstances.

     WE RESERVE THE RIGHT TO RESTRICT THE AVAILABILITY OF MODEL ALLOCATIONS AT ANY TIME. If we restrict a Model Allocation and your Contract Value is allocated to that Model Allocation on the last day it was available, you may continue to allocate your Contract Value to that Model Allocation if you continue to allocate your entire Contract Value (other than amounts in a Fixed Account under our DCA Program), including future Purchase Payments, to that Model Allocation. We will continue to rebalance your entire


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     Contract Value to that Model Allocation on a quarterly basis. You will no longer be able to use that Model Allocation, however, if you transfer your Contract Value to any of the available individual Investment Options, to any other Model Allocation, or to any Variable Investment Option other than as permitted in that Model Allocation.

     The currently available Model Allocations are: [TABLE]

COMMENT 13. Contract Owner Transaction Expenses Table

Please remove the Withdrawal Charges table or the column of zeroes, and simply state the only applicable withdrawal charge.

RESPONSE 13. In the Fee Table section, we have reconfigured the table with the single entry of the withdrawal charge against withdrawals of Purchase Payments of $1 million or more in the first six months of the Contract, as follows:

                     CONTRACT OWNER TRANSACTION EXPENSES(1)
                    JOHN HANCOCK USA & JOHN HANCOCK NEW YORK

                                  The Sales Charge (as a
SALES CHARGE                      percentage of Purchase
If your Cumulative Value(2) is:        Payments) is:
-------------------------------   ----------------------
Up to $49,999.99                           5.50%
$50,000 to $99,999.99                      4.50%
$100,000 to $249,999.99                    3.50%
$250,000 to $499,999.99                    2.50%
$500,000 to $999,999.99                    2.00%
$1,000,000 and over                        0.50%

WITHDRAWAL CHARGE

If your Cumulative Value(2) is $1 million and over, we apply a withdrawal charge equal to 0.50% of Purchase Payments withdrawn in the first six months after payment.

TRANSFER FEE(3)
   Maximum Fee    $25
   Current Fee    $ 0

(1) State premium taxes may also apply to your Contract, which currently range from 0.50% to 4.00% of each Purchase Payment (See "IX. General Matters - Premium Taxes").

(2)  Based on Cumulative Value (see note 3).

(3) Cumulative Value is your current Purchase Payment plus your existing Contract Value plus the value of any "Associated Accounts." Associated Accounts include your variable annuity contracts issued by us that are currently in the accumulation phase and certain additional contracts or accounts identified by your broker-dealer's firm (see "VII. Charges & Deductions - Front-End Sales Charges" on page 49).

(4) We reserve the right to impose a charge in the future for transfers in excess of 12 per year. The amount of this fee will not exceed the lesser of $25 or 2% of the amount transferred.

In the Withdrawal Charges section of "VII. Charges and Deductions," we have removed the table and inserted the following:

     Each Purchase Payment or portion thereof liquidated in connection with a withdrawal request is subject to a withdrawal charge based on the length of time the Purchase Payment has been in the Contract and the breakpoint that was applicable at the time the Purchase Payment was received. We calculate the amount of the withdrawal charge by multiplying the amount of the Purchase Payment being liquidated by the applicable withdrawal charge percentage. Currently, if your Cumulative Value is $1 million and over, we apply a withdrawal charge equal to 0.50% of Purchase Payments withdrawn in the first six months after payment.

In addition to the changes listed above, we have made the typographical corrections you had indicated, and we have added the following new material:

     - We have increased the amount of the Lifetime Income Credit from 6% to 7% in the following formulations (which appear in three places: the "Income Plus for Life Series Guaranteed Withdrawal Benefit Rider Definitions" section; the "Income Plus for Life" section; and the "Income Plus for Life - Joint Life" section):

               CREDIT OR LIFETIME INCOME CREDIT means: an increase in the Benefit Base at the end of each Contract Year during one or more "Lifetime Income Credit Periods" if you take no withdrawals during that Contract Year. For these purposes, the initial Lifetime Income Credit Period coincides with the first 10 Contract Years while the Income Plus for Life Rider is in effect. Each time a Step-up occurs, we will extend the Lifetime Income Credit Period to the lesser of 10 years from the effective date of the Step-up or the Age 95 Contract Anniversary. Credits are called "Bonuses" in the Contract.

               Each time you qualify, we will increase the Benefit Base by a Lifetime Income Credit equal to:

                    - 7% of total Purchase Payments to your Contract if we did not previously Step-up or Reset the Benefit Base and/or the Lifetime Income Amount; otherwise

                    - 7% of the Benefit Base immediately after the latest Step-up or Reset, increased by the amount of any Purchase Payments applied to the Benefit Base since the latest Step-up or Reset.

               We will not apply any Lifetime Income Credit, however, to the extent it would increase the Benefit Base to an amount in excess of the maximum Benefit Base of $5 million.

          This change is also reflected in Examples 1a and 2a in "Appendix B:
          Guaranteed Minimum Withdrawal Benefit Examples."

     - Because the consideration of "Associated Accounts" in the calculation of sales charges has not been approved in the state of New York, we have added the following to "Front-End Sales Charges" in "VII. Charges and Deductions":

     Cumulative Value means the sum of:

          (a)  the current Purchase Payment; and

          (b)  the existing Contract Value of your Contract; and

          (c) if permitted in the state where we issue the Contract, the value of any "Associated Accounts"

We intend to file within 24 hours a pre-effective amendment to the registration statements that reflects these changes, and upon filing the amendment, to request orally the acceleration of the effective date of the registration statement to February 11, 2008. The cover letter to the registration statements will indicate this and will state that the registrant and the principal underwriter of the contracts are aware of their obligations under the federal securities laws and have authorized the request.

Please do not hesitate to contact me on any matters regarding John Hancock's Venture Opportunity Variable Annuity filings at (617) 663-3192 or, in my absence, please contact Arnold R. Bergman, Esq. at (617) 663-2184.

                                        Very truly yours,


                                        /s/ Thomas J. Loftus

                                        Thomas J. Loftus
                                        Senior Counsel - Annuities